"Hi. Hello, our names are Mark Demshak and Irena Stein. And we are parents or founders of Alma Cocina Latina in Station North. So uh this neighborhood uh is like perfect for an Arepa Bar. It has cinema theater, the Symphony, The Lyric, Mica, University of Baltimore, and the train station along all the other restaurants as well and bars that surround us. This is a perfect location for delicious food that you can have very quickly and it's very nutritious at the same time. So, um and this Arepa Bar that we've been actually dreaming to have for the last eight years is finally coming to fruition with this space. The name of the Arepa Bar is going to be Candela. Candela means fire. And uh so we're going to have Alma, which means soul and Candela, which means fire. And we really, really hope that you're as excited as we are and that you'd like to join us in this project of building Candela. Um So for those who don't know what an Arepa is, it's a corn patty about this big that originates from Venezuela and Colombia uh actually from the territory before Venezuela and Colombia about 1000 years old and it's spreading throughout the world right now because there's been a migration of Venezuelans of about 8 million people that have spread Arepas all over the world. There are Arepa Bars and arepas sold in 95 different countries right now in the world. And uh its popularity is also because it's gluten free because it's a fast wonderful thing to eat at the same time very nutritious because you can fill it with whatever you like. So it truly is an ideal um item uh to present for Station North here in Baltimore. So we are ready to build um Candela immediately. We have all the plans, we have engineers and architects, everything is ready to go. We just would like to invite you to join us by supporting uh the building of this space. We need to raise through this effort $124,000 and that will be used for, I'm going to read this because I won't remember, um $90,000 in kitchen equipment, $6000 dining room furniture, $25,000 in architecture and engineering fees and $3000 in wall murals. Um And then other funds will, will come other ways. We intend to build the most beautiful Arepa Bar in the world and these are the images you can see uh what the project looks like. It's going to be full of plants just like Alma. It's going be a gorgeous place for you to meet either inside uh the space or outside. There will be outside seating as well and we will have great hours throughout the day and evening. And on Fridays and Saturdays, we intend to stay open until 1 a.m. So everybody can enjoy Arepas after their concert or their movie or their or the Club Charles. All all or yeah, or the Metro Gallery for that matter. Um What do you get when you invest in Candela, you get to be part of the Candela family. Um The the term of the loan is six years at 6% interest and the um funds are distributed quarterly. So we thank you so much for considering being part of our project and we thank you so much. Thank you."